Mail Stop 4561

November 17, 2008

Randall J. Rabe
Executive Vice President and Chief Financial Officer
United Bancorp, Inc.
205 East Chicago Boulevard
Tecumseh, MI 49286

       Re: United Bancorp, Inc.
               Schedule 14A
               Filed November 4, 2008
               File No. 000-16640

Dear Mr. Rabe:

       We have completed our limited review of your Preliminary Schedule 14A and related filings and have no further comments at this time.

                       Sincerely,

                       Jessica Livingston
                       Staff Attorney